Exhibit 12.1

The Chefs’ Warehouse, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	FISCAL YEAR ENDED					THREE MONTHS ENDED
DESCRIPTION	DECEMBER 28, 2012	DECEMBER 30, 2011	DECEMBER 24, 2010	DECEMBER 25, 2009	DECEMBER 26, 2008	MARCH 29, 2013
Earnings:
Pretax income	25,075	13,301	18,441	11,174	5,646	4,530
Plus:
Fixed Charges	3,689	14,570	4,756	3,212	3,597	1,378
Less:
Capitalized Interest	(15)					(11)

Earnings	28,749	27,871	23,197	14,386	9,243	5,919

Fixed Charges:
Expensed Interest (1)	3,674	14,570	4,041	2,815	3,238	1,367
Capitalized Interest	15					11
Amortized Deferred Financing Costs			715	397	359

Fixed Charges	3,689	14,570	4,756	3,212	3,597	1,378

Ratio of Earnings to Fixed Charges	7.79x	1.91x	4.88x	4.48x	2.57x	4.30x

(1)	Expensed interest includes amortized debt premiums and amortized debt discounts for each of the fiscal years presented. Expensed interest also includes amortized deferred financing costs for fiscal 2011, fiscal 2012 and the three months ended March 29, 2013.